                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                             SmartServ Online, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   83169M 40 1
                                 (CUSIP Number)

         Dean M. Schwartz, Esquire, Stradley Ronon Stevens & Young, LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8078
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 20, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of §§ 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                  SCHEDULE 13D

----------------------:
CUSIP No. 83169M 40 1 :
----------------------:

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     1
              NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                TIMOTHY G. WENHOLD

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     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /_/
                       (b) /_/

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     3
              SEC USE ONLY

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     4
              SOURCE OF FUNDS*

                                OO
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     5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)  /_/

------------- -----------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
-------------  -------------- -------------------------------------------------
              :      7
              :                SOLE VOTING POWER
              :
 NUMBER OF    :                       429,166
 SHARES       :-------------- -------------------------------------------------
 BENEFICIALLY :      8
 OWNED BY     :                SHARED VOTING POWER
 EACH         :
 REPORTING    :                     n/a
 PERSON       :-------------- -------------------------------------------------
 WITH         :      9
              :                SOLE DISPOSITIVE POWER
              :
              :                        429,166
              :-------------- -------------------------------------------------
              :     10
              :                SHARED DISPOSITIVE POWER
              :
              :                     n/a
-------------  ----------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    429,166
-------------  ----------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN
              ROW (11) EXCLUDES CERTAIN SHARES*       /_/

------------- -----------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       10.0%(1)
------------- -----------------------------------------------------------------
     14
              TYPE OF REPORTING PERSON*
                                       IN
------------- -----------------------------------------------------------------

---------------------
* See  Instructions.

(1) Please note the dilution of the Reporting  Person's  voting power due to the existence of certain preferred stock of the Issuer as described in Item 5 below.

This statement is the first  amendment to the statement on Schedule 13D filed by
Timothy G. Wenhold.  This amendment is filed to report changes in his beneficial ownership as further described in Items 4 and 5 below.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, $0.01 par value
per  share  (the  "Common  Stock"),  of  SmartServ  Online,   Inc.,  a  Delaware
corporation,  which has its principal business office at 2250 Butler Pike, Suite
150, Plymouth Meeting, PA 19462 (the "Issuer").

Item 2. Identity and Background.

     This Schedule 13D is being filed by Timothy G. Wenhold,  an individual (the
"Reporting Person").  The 429,166 shares of Common Stock ("Shares") reported are held by the Reporting  Person as of December 31, 2004. The Reporting  Person,  a
citizen  of the  United  States of  America,  has a  business  address  of:  c/o
SmartServ Online, Inc., 2250 Butler Pike, Suite 150, Plymouth Meeting, PA 19462.
The Reporting  Person is the Executive Vice President,  Chief Operating  Officer
and a Director of the Issuer.

     The  Reporting  Person has not been,  during  the last five (5) years,  (i)
convicted in any criminal  proceeding  (excluding traffic violations and similar misdemeanors)  or  (ii) a  party  to  any  civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     Not  applicable.  As described  further in Item 4, on December 20, 2004 the
Issuer's  Compensation  Committee  awarded an option to the Reporting  Person to purchase 250,000 shares of Common Stock.

Item 4. Purpose of the Transaction.

     On December 20, 2004, the Issuer granted to the Reporting  Person an option
(the  "December  Option")  to  purchase  250,000  shares of  Common  Stock at an exercise price of $2.07 per share.  The December Option vests in thirty-six (36)
equal monthly  installments  (on the last calendar day of each month)  beginning
December 31, 2004 and ending on November 30, 2007.

Item 5. Interest in Securities of the Issuer.

     (a) and (b). As of December 31, 2004,  the  Reporting  Person  beneficially owned the number and percentage of outstanding  shares of Common Stock listed in each of the responses to Items 11 and 13, respectively,  on the cover page filed herewith. This amount consists 429,166 shares of Common Stock underlying options and warrants that can be exercised immediately or within 60 days of December 31,
2004.  The  number of shares of Common  Stock  which may be deemed  beneficially owned by the  Reporting  Person as of December 31, 2004 with respect to which he
(i) has sole voting power, (ii) shares voting power,  (iii) has sole dispositive power and (iv) shares  dispositive power are listed in the responses to Items 7,
8, 9 and 10,  respectively,  on the cover page relating to the Reporting  Person filed herewith.

     In addition to the  December  Option  referenced  in Item 4, the  Reporting
Person also owns a stock option to purchase an  aggregate  of 700,000  shares of the Common Stock with an exercise price of $1.50 per share. This option vests as follows:  (i) 300,000  shares on the date of grant (March 12, 2004) and (ii) the balance of 400,000  shares in equal  amounts as of the last day of each calendar quarter  beginning  with the quarter  ending  March 31, 2004 and ending with the quarter  ending  December 31, 2007;  provided,  however,  that this option shall immediately  vest in its  entirety  upon a Change of Control and  certain  other events as defined in the underlying  Option  Agreement,  dated March 12, 2004.

The  Reporting  Person also owns a warrant to purchase up to 8,333 shares (after the one-for-six reverse stock split effective November 25, 2003) of Common Stock of the Issuer at an  exercise  price of $2.04 per share,  pursuant  to a certain
Consulting  Agreement dated August 1, 2003, between the Reporting Person and the
Issuer. The Warrant became fully exercisable in August 2004.

     Based on the 3,849,392 shares of Common Stock of the Issuer  outstanding on
December  31,  2004 (per the  Issuer's  records),  the  Reporting  Person  would beneficially own 10.0% of the outstanding  Common Stock as of December 31, 2004.
The percentage owned by the Reporting Person in terms of voting power is diluted by the  existence of  outstanding  Series A  convertible  preferred  shares (the
"Preferred  Shares") that give the holders of such shares the right to vote with the common  stockholders on all matters submitted to a vote of the stockholders, and the  holders of the  Preferred  Shares are  entitled  to the number of votes equal to the number of shares of Common  Stock into which the  Preferred  Shares are then  convertible  (currently ten (10) votes per each Preferred Share held).
Assuming the  conversion  of all  outstanding  Preferred  Shares,  the Reporting
Person  would be the  beneficial  owner of 3.3% of the then  outstanding  Common
Stock, which also represents the Reporting Person's percentage voting power.

     (c). In the 60 days prior to the date of this  Schedule  13D, the Reporting
Person has not engaged in any transactions in shares of Common Stock.

     (d). To the knowledge of the Reporting  Person, no other person is known to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

     (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
     Securities of the Issuer.

     The  information set forth in Item 4 and Item 5 of this statement is hereby incorporated by reference  herein.  Except as set forth in this  statement,  the
Reporting  Person  does not have any  contract,  arrangement,  understanding  or relationship with any other person with respect to any securities of the Issuer, including,  but not  limited to, any  contract,  arrangement,  understanding  or relationship concerning the transfer or the voting of any such securities, joint venture,  loan or  option  arrangements,  puts or  calls,  guaranties  of loans, guaranties against loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

     The exhibits are listed in the Exhibit Index  appearing below and are filed herewith or are incorporated by reference to exhibits  previously filed with the
Securities and Exchange Commission.

                          [Signature on following page]

Signature

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  January 31, 2005

 Timothy G. Wenhold
Timothy G. Wenhold

                                  EXHIBIT INDEX

Exhibit #                 Description                   Location

   1.1    Option Agreement dated as of March      Incorporated by reference from
          12, 2004, between the Issuer and        Schedule 13D of Timothy G.
          Timothy G. Wenhold.                     Wenhold filed with the
                                                  Securities and Exchange
                                                  Commission on June 3, 2004

   1.2    Common Stock Purchase Warrant date      Incorporated by reference from
          as of August 1, 2003, between the       Schedule 13D of Timothy G.
          Issuer and Timothy G. Wenhold.          Wenhold filed with the
                                                  Securities and Exchange
                                                  Commission on June 3, 2004

   1.3    Option Agreement dated as of               Filed herewith
          December 20, 2004, between the
          Issuer and Timothy G. Wenhold.